EX-99.77I NEW SECURITY

On December 31, 2013, Baird Funds, Inc. established the Baird
Ultra Short Bond Fund Investor Class and the Baird Ultra Short
Bond Fund Institutional Class.  The investment objective
of the Baird Ultra Short Bond Fund is to seek current
income consistent with preservation of capital.